Exhibit 99.1

December 2015

Disclaimer
To the extent that statements contained in this presentation are not descriptions of historical facts regarding Foamix, they are forward-
looking statements reflecting management’s current beliefs and expectations. Forward-looking statements are subject to known and unknown risks, uncertainties, and other factors that may cause our or our industry’s actual results, levels of activity, performance, or achievements to be materially different from those anticipated by such statements. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,”
“intends,” or “continue,” or the negative of these terms or other comparable terminology. Forward-looking statements contained in this presentation include, but are not limited to, (i) statements regarding the timing of anticipated clinical trials for our product candidates; (ii) the timing of receipt of clinical data for our product candidates; (iii) our expectations regarding the potential safety, efficacy, or clinical utility of our product candidates; (iv) the size of patient populations targeted by our product candidates and market adoption of our product candidates by physicians and patients; (v) the timing or likelihood of regulatory filings and approvals; and (vi) our revenues under our agreements with our licensees, including Bayer, Allergan and Merz.
Although we believe that the expectations reflected in the forward-looking statements are reasonable, various factors may cause differences between our expectations and actual results, including, but not limited to, unexpected safety or efficacy data, unexpected side effects observed during preclinical studies or in clinical trials, lower than expected enrollment rates in clinical trials, changes in expected or existing competition, changes in the regulatory environment for our product candidates and our need for future capital, the inability to protect our intellectual property, and the risk that we become a party to unexpected litigation or other disputes. You should read the documents filed by
Foamix with the SEC, including our prospectuses, the Risk Factors set forth therein and the documents filed as exhibits to our registration statements, of which the prospectuses are a part, completely and with the understanding that our actual future results may be materially different from what we expect.  You may obtain those documents by visiting EDGAR on the SEC website at www.sec.gov. Except as required by law, we assume no obligation to update these forward-looking statements publicly, or to update the reasons why actual results could differ materially from those anticipated in the forward-looking statements, even if new information becomes available in the future.
The trademarks included herein are the property of the owners thereof and are used for reference purposes only. Such use should not be construed as an endorsement of the foam technology or product candidates of Foamix or this offering.
This document will not be left behind after this presentation and by accepting this document and attending the presentation you agree to be bound by the foregoing limitations.

Highlights

Including Bayer, Allergan and Merz
Collaborations with leading pharma companies
Proprietary foam-based technology platform
Worldwide: over 120 granted patents; US: 41 granted patents
Innovative technology & extensive IP
Minocycline Foam
•FMX101 for moderate-to-severe Acne
•FMX103 for Rosacea
•FMX102 for Impetigo
Doxycycline Foam
•FDX104 for Chemotherapy-Induced Rash
Portfolio of clinical stage topical foam product candidates
Rehovot Israel & Bridgewater NJ
Strong dermatology track record
Integrated multinational management team

Financial Milestones
• IPO, September 2014
 ◦ Net proceeds: US 42.3 million
 ◦ Pricing: $6.0 per share
• Follow-on offering, April 2015
 ◦ Gross proceeds: US$ 69.0 million
 ◦ Net proceeds: ~ US$ 64.2 million (net of commissions and expenses)
 ◦ Pricing: $9.30 per share
• Cash position as of September 30, 2015: ~$108 million

foamix®
Pharmaceuticals

TEVA

WARNER CHILCOTT
LEO
Pfizer
hp
BTG
FERRING PHARMACEUTICALS
TEVA
MACROCURE
WARNER CHILCOTT
ROBERTS PHARMACEUTICAL CORPORATION
WARNER CHILCOTT
BERLEX

Experienced Management Team

Name	Experience	Headquarters
Dov Tamarkin, PhD CEO & Director	• Led multiple product developments in dermatology • Led R&D operations in Israel, EU and US	Israel
Meir Eini Chairman & CIO	• Founder of multiple healthcare ventures	Israel
David Domzalski President, US	• Acted as head of commercial at Warner Chilcott and LEO • Led commercial launch of Doryx® and Taclonex®	US
Ilan Hadar CFO	• Held former finance roles at Israeli subsidiary of Pfizer, HP and BAE Systems	Israel
David Schuz EVP, IP	• Led IP operations at BTG Israel and Savient	Israel
Mitchell Shirvan, PhD SVP, R&D	• Former head of R&D, CNS division at Teva • Former CEO of MacroCure	Israel
Alvin Howard VP, U.S. Regulatory Affairs	• Acted as head of regulatory affairs at Warner Chilcott • Led approvals of 14 NDA and sNDAs	US
Herman Ellman, MD VP, U.S. Clinical Development	• Acted as head of clinical development at Warner Chilcott	US
Portman
Pharmaceuticals
Clilco
Flexiprobe

Differentiated Foam Technology with
Multiple Platforms
• Patented: over 120 granted patents worldwide(1)
      ◦ 41 granted US Patents(1)
• Capability to formulate multiple drugs
• Suitable for a variety of target sites
• Preferred dermatological alternative to oral delivery

Cream Foams
(Emulsion or Emollient)
Ointment Foams
(Petrolatum-based)
Waterless Hydrophilic
Foams (Enhanced penetration)
Oil Foams
Hydroethanolic Foams
Saccharide Foams
(For wounds and burns)
Potent Solvent Foams
(High solubility and delivery)
Suspension Foams
(Concentrated suspensions)
Nano-Emulsion Foams
(Enhanced penetration)
(1) As of July 31, 2015.

foamix
Pharmaceuticals

T = 0
T = 10 Sec
T = 20 Sec

Foamix Foams vs. Hydroethanolic Foams

• Hydroethanolic foams are
 unstable when heated
 ◦ Most foams contain alcohol and
 readily collapse upon exposure to
 skin temperature, hindering
 usability
• Foamix foams are thermally
 stable
 ◦ Does not readily collapse upon
 exposure to skin temperature,
 allowing easier application and
 spreading
Foamix
Foam
Hydroethanolic
Foam

Collaborations with Third Parties
• Development and licensing agreements with pharmaceutical companies
• Each license agreement is product specific (Licensee’s drug)
• Licensed products are currently in preclinical, Phase II, Phase III and pre-approval stages
• We retain the rights to develop products for the same indications using our foam technology in conjunction with other drugs
• We own the intellectual property for the drug delivery platform

• Upfront payments, contingent payments and royalties on sales of products that are commercialized
• ~$18.7 million revenue received as of September 30, 2015

Pipeline of Late-Stage Product Candidates

Product Candidate
Phase 1
Phase 2
Phase 3
Regulatory Pathway /
Target Milestone
Minocycline Foam Candidates
FMX101 for Acne
• Commence Phase III - early 2016
• Phase III completion 2017
• NDA filing expected late 2017 / early
 2018
FMX103 for Rosacea
• Commence Phase II - Q4 2015
• Phase II completion - 2016
FMX102 for Impetigo
• Pre IND meeting completed - Oct 2015
• Photo-safety Study - Q1 2016
• EOP II meeting - H2 2016
Doxycycline Foam Candidate
FDX104 for
Chemotherapy-
Induced Rash
• Phase II study complete
• Pre IND/EOP II meeting - H2 2016

FMX101
Topical Minocycline Foam
For Moderate-to-Severe Acne

FMX101: Phase II Clinical Trial - Study Design
• Self-apply to the same region, once daily, in the evening for 12 weeks
• At least 20 inflammatory and 25 non-inflammatory lesions
• Endpoints
 ◦ Change in acne lesions
 ◦ Investigator’s Global Assessment (IGA)
 ◦ Safety and tolerability

12-week, randomized, double-blind, dose range-finding study in subjects with moderate-to-severe acne
Week 12
(End of treatment)
Week 16
(Follow-up)
Week 3
Week 6
Week 9
Randomized (1:1:1), double-blind
N=150
 • Minocycline foam 1%(1)
 • Minocycline foam 4%(1)
 • Foam vehicle(1)
(1) Data on file - Foamix Pharmaceuticals Ltd. Study FX2010-03 CSR.

Weeks
0
3
6
9
12
0%
(10%)
(20%)
(30%)
(40%)
(50%)
(60%)
(70%)
(80%)
(90%)
(100%)
% Change Reduction from Baseline
**
**
**
**

Weeks
0
3
6
9
12
0%
(10%)
(20%)
(30%)
(40%)
(50%)
(60%)
(70%)
(80%)
(90%)
(100%)

FMX101: Phase II Clinical Trial Results

% Reduction of Non-Inflammatory Lesions
% Reduction of Inflammatory Lesions
* p ≤ 0.05
* * p ≤ 0.01
Foam Vehicle
Minocycline 1%
Minocycline 4%
Dose-dependent reduction of inflammatory and non-inflammatory acne
*
*
Follow
Up
Follow
Up
(1)
(1)
(1) Represents end of treatment.

FMX101: Comparison
Oral minocycline and topical anti-acne drugs for
moderate-to-severe acne

Literature Comparison (12 Weeks of Treatment)
(1) Source: Prescription Instruction leaflets of Solodyn, Epiduo and Aczone (average of studies reported for each drug), (2) Head-to-head trials with FMX101 were not conducted.
	4% Minocycline Foam	Solodyn(1)(2) (oral minocycline)	Epiduo(1)(2) (Adapalene + BPO Gel)	Aczone(1)(2) (Dapsone Cream)
% Reduction of inflammatory lesions	72%	44%	47%	47%
% Reduction of non- inflammatory lesions	73%	No effect	50%	31%

foamix® Pharmaceuticals

Baseline
6 Weeks
9 Weeks
12 Weeks

FMX101: Effects on Moderate-to-Severe
Acne Patients

FMX101 Phase II Clinical Trial: Patient with moderate-to-severe acne who responded positively to our treatment (Minocycline Foam 4%)

FMX101: Effects on Moderate-to-Severe
Acne Patients (cont’d)

FMX101 Phase II Clinical Trial: Patients with moderate-to-severe acne who responded positively to our treatment (Minocycline Foam 4%)
12 Weeks
12 Weeks
Baseline

FMX101 Phase 2 Clinical Trial
No Reported Systemic Adverse Effects

*Based on Solodyn product label.
/
Oral minocycline side effects1,*
• No reported drug-related systemic side effects
• Equal incidence of skin reactions in the foam
 vehicle and active groups
 – Few cases
 – Mild
 – Transient—all reactions subsided by week 12
Based on >180 patients in clinical trials
(acne and impetigo)
• Common side effects: Diarrhea; dizziness; drowsiness;
 indigestion; lightheadedness; loss of appetite; nausea;
 sore mouth, throat, or tongue; vomiting
• Severe side effects: Severe allergic reactions; bloody
 stools; blurred vision; change in the amount of urine
 produced; fever, chills or sore throat; hearing
 problems; joint pain; muscle pain or weakness; rectal
 or genital irritation; red, swollen, blistered or peeling
 skin; ringing in the ears; seizures; severe or persistent
 headache; severe skin reaction to the sun; severe,
 watery diarrhea; stomach cramps or pain; swollen
 glands; symptoms of pancreatitis; trouble swallowing;
 unusual bruising or bleeding; unusual tiredness or
 weakness; vaginal irritation or discharge; white
 patches in the mouth; yellowing of the skin or eyes
Minocycline foam2

FMX101: Next Steps
• Phase I Bridging/Maximal Use (MUSE) trial
 ◦ Commenced in September 2015
 ◦ All 30 patients enrolled in the study
 ◦ Results expected in Q4, 2015
• End of Phase 2 meeting with the FDA
 ◦ Early 2016
• Phase 3
 ◦ Two pivotal studies, FMX101 vs. Placebo
 ◦ ~500 patients in each study
 ◦ 12 weeks treatment, once daily
 ◦ 39 weeks safety extension (~100 patients)
 ◦ Commencement in early 2016
 ◦ Expected completion in 2017

FMX101 - Commercial Overview

Moderate-to-Severe Acne: Unmet Medical Need
Moderate-to-severe acne prevalence ~10 million people in the US

Mild Acne
Mild Acne
Less than 30 lesions
Less than 30 lesions
<15 Inflammatory lesions
<15 Inflammatory lesions
Moderate Acne
<50 Inflammatory lesions
Moderate Acne
<50 Inflammatory lesions
Severe
Severe
Acne
Acne
>50 Inflammatory lesions
>50 Inflammatory lesions
Topical
 Target market for
 minocycline foam
 (FMX101)
Oral
 antibiotics
Total US acne prevalence = 40-50 million people per year

foamix
Pharmaceuticals

A Multibillion Dollar Market
US acne branded prescription drug sales

US Dollars
LTM January 31, 2015
43%
57%
Topical
Oral

Source: Symphony Health Analytics DCL (Dynamic Claims Lifecycle).
Form	US Dollars
Topical	$1.3 billion
Oral	$1.7 billion
Total	$3.0 billion

Market Share Oral Brands(2)
2%
8%
14%
30%
18%
29%
ALL OTHER
ORACEA
SOLODYN
DORYX
MONODOX
ACTICLATE

Market Share Topical Brands(2)
7%
4%
8%
22%
6%
9%
23%
21%
ALL OTHER
EPIDUO
ACZONE
FINACEA
DIFFERIN
ACANYA
ZIANA
ATRALIN

A Competitive Landscape with No Dominant Leader
Top brands oral and topical formulations (LTM January 2015)

Source: Symphony Health Analytics DCL (Dynamic Claims Lifecycle).
(1) Indicated for the treatment of Rosacea, (2) The charts show the respective market shares of the oral branded prescription acne drug market and the topical branded prescription acne drug market according to the total number of prescriptions.
	Top Oral Brands	US Dollars
1	ORACEA (1)	$399,553,613
2	SOLODYN	378,680,981
3	DORYX	236,947,892
4	MONODOX	180,363,148
5	ACTICLATE	103,068,443
	Top Topical Brands	US Dollars
1	EPIDUO	$392,925,581
2	ACZONE	357,780,787
3	FINACEA (1)	149,158,927
4	ACANYA	139,396,592
5	ZIANA	124,444,412
(1)
(1)

Total Claims, January 2015

65%
16%
6%
5%
4%
4%
COMMERCIAL
MEDICARE
CASH PAYMENT
MANAGED MEDICAID
MEDICAID PAYMENT
ASSISTANCE PROGRAMS

Total Claims, January 2015

71%
10%
7%
5%
4%
3%
COMMERCIAL
MANAGED MEDICAID
CASH PAYMENT
MEDICARE
MEDICAID PAYMENT
ASSISTANCE PROGRAMS

A Pro-Commercial Reimbursement Environment
Payer mix: branded acne drugs (all payer types / LTM January 2015)

Source: Symphony Health Analytics DCL (Dynamic Claims Lifecycle).
(1) Assistance Programs include aid for “medically indigent” patients (those who are without insurance, have low income or are ineligible for public programs) which can be privately or State funded and coupon programs that have been identified and profiled.
Commercial Payers and Cash account for 71% of total
reimbursement within the Oral Branded Market.
Oral
Commercial Payers and Cash account for 78% of total
reimbursement within the Topical Branded Market.
Topical
(1)
(1)

Prescription (Rx) Volume Driven by Small
Prescriber Base
Attractive and efficient for commercialization

Source: Symphony Health Analytics DCL (Dynamic Claims Lifecycle). Data from April 2012 - March 2014.
Total Active Derms
(13,971)
Rx Volume
(80%)
Rx Volume
(100%)
• ~33% of dermatologists
 generate ~80% of Rx
 volume
• Foamix intends to utilize
 a small, dedicated sales
 force deployment to
 optimize coverage
 •  50-75 reps
Target Universe
Derms
(4,538)

FMX103
Topical Minocycline Foam
For Rosacea

foamix
Pharmaceuticals

Enrollment and Screening
Efficacy evaluation and safety assessments performed at weeks 1, 2, 4, 6, 8, 10, and 12

Clinical Study Protocol - Foamix Ltd. Study FX2014-06.
FMX103: Phase II Study - Underway
• Study commenced in Germany in Q4 2015
• Expected completion - 2016

Planned: 210 subjects
12 weeks treatment
FMX103
High dose = 3%
~70 subjects
FMX103
Low dose = 1.5%
~70 subjects
Foam vehicle
(placebo)
~70 subjects
Randomized (1:1:1)
Randomized, Multicenter, Double-Blind, Vehicle-Controlled Study
Facial Rosacea
Safety Assessments
• Standard safety measures
• Other rosacea signs and symptoms
Primary Efficacy Assessments
• Inflammatory lesion count
• IGA scores

foamix®
Pharmaceuticals

2014 Rosacea Market Summary

US Dollars
LTM December 31, 2014

40%
60%
Topicals
Orals

Market Share Oral Brands[1]
LTM December 31, 2014

4%
7%
10%
11%
42%
26%
ALL OTHER
METRONIDAZOLE
ORACEA
FINACEA
DOXYCYCLINE
MIRVASO

	Top 5 Brands	US Dollars

Sources: Symphony Health Analytics DCL (Dynamic Claims Lifecycle).

(1) The chart below shows the approximate market shares of the branded prescription rosacea drug market according to total number of prescriptions.
Total Market: ~$1.2 billion
(Approximately 16 million people)

1	ORACEA (oral doxycycline)	$297,941,611
2	METRONIDAZOLE	$270,704,800
3	FINACEA	$125,135,634
4	MIRVASO	$49,014,674
5	DOXYCYCLINE	$37,816,825

FMX102
Topical Minocycline Foam
For Impetigo

FMX102 Phase 2 Clinical Trial
Study Design

A randomized, double-blind, Phase 2 clinical trial conducted to assess the efficacy, safety, and tolerability of minocycline foam in pediatric patients with impetigo
Randomized, double-blind
N=32 (ages 2-15 yr, with at least 2 impetigo lesions)
(n=11 had MRSA infection)
Baseline
Day 3
Day 7
(End of treatment)
 • Twice-daily with minocycline foam 1% or 4%
END POINTS
• Absence or improvementa of treated lesions
• Dried lesions without crusts, with/without erythema
A Defined as a decline in the size of the affected area, number of lesions, or both.
Tamarkin D. Foam: A unique delivery vehicle for topically applied formulations. In: Dayan N. Apply Topically: A Practical Guide to Formulating
Topical Application. Carol Stream, IL: Allured Publishing Corp.; 2013:233-260.

Patients demonstrated visible improvement and lesion clearance with minocycline foam 1%[1]

0%
10%
20%
30%
40%
50%
60%
70%
80%
90%
100%

 FMX102: Phase II Trial Results
• Treatment was well tolerated; no reported drug-related side effects
• All patients with MRSA were bacteriologically cured at day 7 (end of treatment)
• Current benchmark BACTROBAN® (mupirocin) achieves 71%-96% of clinical efficacy within
 8-12 days of treatment

81.3%
92.3%
100%
Day 3
Day 7 (end of treatment)
Day 14 (follow-up)
(1) 1% and 4% Minocycline were equally effective after Day 14 and substantially similar after Days 3 and 7. Data on file - Foamix
Pharmaceuticals Ltd. Study FX2010-01; draft CSR.
Efficacy

FMX102: Phase II Trial Results
Visible improvement / lesion clearance with treatment(1)

Baseline
Day 3
Day 7 (End of treatment)
Patient A
Patient B
Patient C
(1) Patients A, B and C received minocycline foam 1%.

FDX104
Topical Doxycycline Foam
For Treatment of Chemotherapy-Induced Rashes

Study Design

• Phase II - Randomized, double-blind, placebo-controlled
• Treatments
 ◦ FDX104 (Doxycycline foam 4%) vs.
 ◦ Placebo (Matching foam vehicle)
• Right/Left comparison
• 4 weeks of treatments, BID
• 24 subjects enrolled = ITT
• 20 subjects completed the study = PP
Baseline
(End of treatment)
 EGFRI Therapy (Erbitux or Vectibix)
 Doxycycline foam 4% / Placebo BID (Right/Left Comparison)

foamix®
Pharmaceuticals

All Subjects (N=24)

FDX104	Placebo	Difference
2	2	0
0	0	0
0	0	0
1	3	2
1	1	0
1	1	0
1	3	2
3	3	0
3	3	0
2	2	0
1	2	1
1	3	2
2	1	-1
0	0	0
0	0	0
1	1	0
1	3	2
1	1	0
2	3	1
2	2	0
1	1	0
3	3	0
0	0	0
3	3	0

Maximum Severity Grade: FDX104 vs. Placebo

Severe
Moderate
Mild
No Rash
4
9
5
4
10
6
5
5
FDX104
Placebo
0
2
4
6
8
10

Efficacy results
Based on Photograph Evaluation by an Independent Dermatologist (GRS, Scope et al)
Severity grades: None=0, Mild=1, Moderate=2, and Severe=3
	FDX104	Placebo
Mean severity	1.33	1.71
Number of Subjects
FDX104
FDX104
FDX104
FDX104
Placebo
Placebo
Placebo
Placebo
• Difference was statistically significant p<0.05 (Wilcoxon
 Rank Sum Test)
* The results utilizing the MESTT method showed overall
 similar trends, but were not statistically significant

foamix Pharmaceuticals

8
7
6
5
4
3
2
1
0
6
7
1
Subjects FDX104 > placebo
Subjects FDX104 = placebo
Subjects placebo > FDX104

Efficacy Results: Subjects with Moderate or Severe Rash

Based on Photograph Evaluation by an Independent Dermatologist (GRS, Scope et al)
FDX104	Placebo	Difference
2	2	-
1	3	2
1	3	2
3	3	-
3	3	-
2	2	-
1	2	1
1	3	2
2	1	-1
1	3	2
2	3	1
2	2	-
3	3	-
3	3	-
• FDX104 prevented the development of severe (5) and
 moderate (1) rashes in 6 of 14 subjects (43%)
• Placebo prevented development of moderate rash in 1
 subject (7%)
Subjects with Moderate or
Severe Rash (N=14)
Severity grades: None=0, Mild=1, Moderate=2, and Severe=3
Comparison of Response in Subjects who Developed
Moderate or Severe Rash (Based on Scope Score, n=14)
Summary Statistics

Visible Prevention of Rash by FDX104

FDX104
Placebo
FDX104
FDX104
Placebo
Placebo
Subject No. 7 - Visit 2
Subject No. 11 - Visit 2
Subject No. 16 - Visit 3

FDX104: No Reported Systemic Side Effects
* Based on Acticlate product label
● No reported drug-related systemic side effects
● Six mild and transient skin reactions
 ● mild pruritus (1 case)
 ● mild dryness around the mouth and nose (1 case)
 ● mild erythema (1 case)
 ● mild temporary pigmentation (1 case, visit 3 only
 ● mild itching after application (2 cases).
● All but one subsided during the study period
●   Check with your doctor immediately: abdominal or stomach tenderness, bloating, clay-colored stools, cough, dark urine, decreased appetite, diarrhea, diarrhea, watery and severe, which may also be bloody, difficulty with swallowing, dizziness, fast heartbeat, feeling of discomfort, fever, headache, hives, itching, puffiness or swelling of the eyelids or around the eyes, face, lips, or tongue, hives or welts, itching, or rash, increased thirst, inflammation of the joints, joint or muscle pain, large, hive-like swelling on the face, eyelids, lips, tongue, throat, hands, legs, feet, or sex organs, loss of appetite, nausea and vomiting, numbness or tingling of the face, hands, or feet, pain, redness and soreness of the eyes, redness of the skin, sore throat, sores in the mouth, stomach cramps, stomach pain or tenderness, swelling of the feet or lower legs, swollen lymph glands, tightness in the chest, unusual tiredness or weakness, unusual weight loss, yellow eyes or skin.
●   Additional side effects: back, leg, or stomach pains, black, tarry stools, bleeding gums, blood in the urine or stools, blurred vision, bulging soft spot on the head of an infant, change in the ability to see colors, especially blue or yellow, chest pain, discomfort, or burning, chills, cracks in the skin, decrease in vision, difficulty breathing, discoloration of the thyroid glands, double vision, general body swelling, heartburn, increased sensitivity of the skin to sunlight, loss of heat from the body, lower back or side pain, nosebleeds, pain or burning in the throat, pain with swallowing, painful or difficult urination, pale skin, pinpoint red spots on the skin, rash with flat lesions or small raised lesions on the skin, red, swollen skin, redness or other discoloration of the skin, redness, swelling, or soreness of the tongue, scaly skin, severe nausea, severe stomach pain, severe sunburn, sores, ulcers, or white spots on the lips or tongue or inside the mouth, unusual bleeding or bruising, vomiting blood.

Oral Doxycycline side effects*
FDX104

Highlights

Including Bayer, Allergan and Merz
Collaborations with leading pharma companies
Proprietary foam-based technology platform
Worldwide: over 120 granted patents; US: 41 granted patents
Innovative technology & extensive IP
Minocycline Foam
•FMX101 for moderate-to-severe Acne
•FMX103 for Rosacea
•FMX102 for Impetigo
Doxycycline Foam
•FDX104 for Chemotherapy-Induced Rash
Portfolio of clinical stage topical foam product candidates
Rehovot Israel & Bridgewater NJ
Strong dermatology track record
Integrated multinational management team

December 2015